Exhibit 99.1

JMU Limited to Hold Annual General Meeting on December 29, 2017

SHANGHAI, Dec. 7, 2017—JMU Limited (NASDAQ: JMU) (“JMU” or the “Company”), a leading online foodservice platform that provides integrated B2B services to foodservice merchants and consumers, today announced that it will hold its annual general meeting of shareholders at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China, on December 29, 2017 at 10:00 a.m. (local time).

The Board of Directors of the Company has fixed the close of business on December 7, 2017 as the record date for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the record date will be entitled to attend, and to vote at, the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person but must act through Citibank, N.A., the depositary of the Company’s ADS program, to exercise their voting rights for the underlying ordinary shares. In order to assist us in our preparation for the annual general meeting, please RSVP by email to fengxiaohong@ccjmu.com.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.ccjmu.com.

The Company has filed its annual report on Form 20-F for the year ended December 31, 2016 (the “20-F”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2016, with the U.S. Securities and Exchange Commission. The 20-F can be accessed on the investor relations section of the Company’s website at http://ir.ccjmu.com. Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the 20-F free of charge upon request in writing to Investor Relations Department, JMU Limited, North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China, or by email to fengxiaohong@ccjmu.com.

About JMU Limited

JMU Limited currently operates China’s leading online foodservice platform that provides integrated B2B services to foodservice merchants and consumers. With the vision of reshaping foodservice industrial rules and building the fair business ecosystem for medium and small foodservice businesses in China, the Company currently aims to cultivate the traditional offline foodservice businesses using internet tools to create value for foodservice companies, brand suppliers and customers.

Through cooperation with industry associations and hundreds of leading catering and hotel brands across China, the Company has formed the leading industrial alliance and has great resource leverage in China’s foodservice industry. The Company works closely with various reputable buyers and suppliers in the foodservice industry, providing one-stop procurement services, as well as manufacture, marketing and other value-added services, for a variety of foodservice businesses via the B2B platform www.ccjoin.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Freda Feng, IR Director

JMU Limited

fengxiaohong@ccjmu.com

Tel: +86-21-6015-1166 ext.8904

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: +1(203)-682-8200